UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

YPF SOCIEDAD ANÓNIMA

(Name of Issuer)

CLASS D SHARES

(PAR VALUE PS. 10 PER SHARE)

(Title of Class of Securities)

984245100

(CUSIP Number)

Miguel Martínez San Martín

Repsol, S.A.

(Formerly known as Repsol YPF, S.A.)

Méndez Álvaro, 44

28045 Madrid, Spain

Tel: (011-34) 91 314-2821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984245100	13D	Page 1 of 4 Pages

Preliminary Note

Repsol, S.A. (“Repsol”) hereby amends and supplements its report on Schedule 13D, as last amended on June 11, 2012 (as heretofore amended and restated, the “Schedule 13D”), with respect to the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer” or the “Company”). Unless otherwise indicated, capitalized terms used in this Amendment No. 9 (the “Amendment”), but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

As previously reported in the Schedule 13D, on May 7, 2012 the Expropriation Law went into effect in Argentina. The Expropriation Law rendered Argentina the beneficial owner of 51% of the Class D shares of the Company, owned by Repsol.

On May 10, 2012, Caja de Valores, S.A. (“Caja”), the Argentine Depositary of the Issuer’s Class D Shares, informed Repsol that at the request of the Argentine appointed Intervenor of the Issuer, the Caja had acknowledged the rights conferred upon Argentina by the Expropriation Law over 155,930,165 Class D Shares owned directly and indirectly by Repsol duly registered on the books of Caja.

On May 23, 2012, The Bank of New York Mellon informed Repsol that pursuant to various communications received by The Bank of New York Mellon from the Issuer, it appears that the number of Class D Shares, in the form of American Depositary Receipts of the Issuer, eligible for voting and other purposes directly or indirectly by Repsol as of such date was 25,300,788, in effect depriving Repsol of its ability to direct the vote or disposition over 44,659,360 Class D Shares.

Repsol does not concede that the Expropriation Law, or any of the actions described above, is valid and enforceable and accordingly reserves all rights to dispute or challenge the validity and enforceability of the Expropriation Law or any action, document or instrument in connection thereunder, in any forum. Nothing discussed herein constitutes, or should be construed as constituting, a waiver or otherwise of any rights, actions or other relief available to Repsol in connection with the foregoing.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is amended and restated in its entirety by inserting the following information:

This Schedule 13D is being filed by Repsol, a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain. Repsol’s business address is Méndez Álvaro, 44, 28045 Madrid, Spain.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A attached hereto.

CUSIP No. 984245100	13D	Page 2 of 4 Pages

During the past five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On November 8, 2012, Repsol delivered an instruction letter (the “2008 Instruction Letter”) to The Bank of New York Mellon, as Collateral Agent, pursuant to Section 4.05(a)(iii) of the First Pledge and Security Agreement to transfer 18,126,746 American Depositary Shares (the “2008 Transferred ADSs”) of the Issuer to Repsol.

Also on November 8, 2012, Repsol delivered an instruction letter (the “2011 Instruction Letter” and, together with the 2008 Instruction Letter, the “Instruction Letters”) to The Bank of New York Mellon, as Collateral Agent, pursuant to Section 4.05(a)(iii) of the Second Pledge and Security Agreement to transfer 3,048,174 American Depositary Shares (the “2011 Transferred ADSs” and, together with the 2008 Transferred ADSs, the “Transferred ADSs”) of the Issuer to Repsol.

The ADSs of the Issuer each represent one Class D share and are listed on the NYSE under the trading symbol “YPF.”

As a result of the events described above, and those previously reported in amendment No. 8 of the Schedule 13D filed on May 30, 2012, as of November 8, 2012, Repsol has the sole power to direct the vote and direct the disposition of 46,475,858 Class D Shares.

The foregoing descriptions of the Instruction Letters do not purport to be complete and are qualified in their entirety by reference to the full text of such Instruction Letters filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Instruction Letters and is incorporated herein by reference. A copy of each of the Instruction Letters is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

CUSIP No. 984245100	13D	Page 3 of 4 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description

99.33	Instruction Letter dated November 8, 2012, to The Bank of New York Mellon, as Collateral Agent, pursuant to Section 4.05(a)(iii) of the First Pledge and Security Agreement

99.34	Instruction Letter dated November 8, 2012, to The Bank of New York Mellon, as Collateral Agent, pursuant to Section 4.05(a)(iii) of the Second Pledge and Security Agreement

CUSIP No. 984245100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2012

Repsol, S.A.

By:	/s/ Iñigo Alonso de Noriega
Name:	Iñigo Alonso de Noriega
Title:	Director of Corporate Governance

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol, S.A. (“Repsol”), are set forth below. Unless otherwise indicated, the business address of each such person is Méndez Álvaro, 44, 28045 Madrid, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol. Unless otherwise indicated below, all of the persons listed below are citizens of the Kingdom of Spain.

Name and Business or Home Address	Position with Repsol, S.A. and Present Principal Occupation
Directors

Antonio Brufau Niubó

Chairman and Director, Member and Chairman of the Delegate Committee (Comisión Delegada) and Chief Executive Officer of Repsol, S.A.

Vice-Chairman of Gas Natural SDG, S.A. and Chairman of Foundation Repsol; Member of the European Round Table of Industrialists (ERT), the Advisory Board of CEIM Conferederación Empresarial de Madrid - CEOE, the Asociación Española de Directivos, Foundation CEDE (Confederación Española de Directivos y Ejecutivos), Foundation Privada Instituto Ildefons Cerdá and the Círculo de Economía, and Chairman of GLOBALleida.

Isidre Fainé Casas

Vice-Chairman and Director, nominated for membership by CaixaBank (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol, S.A.

Chairman of “la Caixa”, Caixabank, S.A., CECA (Confederación Española de Cajas de Ahorros), Criteria Caixaholding, S.A. and Foundation “la Caixa”; Vice Chairman of Abertis Infraestructuras, S.A., Sociedad General de Aguas de Barcelona, Telefónica, S.A. and the European Savings Banks Group; Director of Banco Portugúes de Investimento, S.A., The Bank East of Asia Limited.

Juan Abelló Gallo

Vice-Chairman and Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Delegate Committee (Comisión Delegada) and the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Chairman of Torreal and Alcaliber (representing Nueva Compañía de Inversiones, S.A.); and Vice-Chairman of Sacyr Vallehermoso, S.A. (representing Nueva Compañía de Inversiones, S.A.) and CVNE (representing Austral, B.V.).

Paulina Beato Blanco

Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, and member of the Audit and Control Committee of Repsol, S.A.

Advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special board for promoting the Knowledge Society in Andalusia.

Artur Carulla Font

Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol, S.A. He has been appointed Lead Independent Director of the Board of Directors of Repsol in accordance with the provisions of the ByLaws and of the Regulations of the Board of Directors.

Chairman of Agrolimen and its affiliated companies Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L. and Reserva Mont-Ferrat, S.A.; Member of the Regional Board of Telefónica in Catalonia; Member of the Advisory Boards of EXEA Empresarial, S.L. and Roca Junyent; Vice-Chairman of Círculo de Economía and Foundation ESADE; Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Foundation Lluis Carulla, Management Board of Instituto de la Empresa Familiar, Foundation MACBA (Museo de Arte Contemporáneo de Barcelona) and of FUOC (Fundación para la Universitat Abierta de Cataluña).

Luís Carlos Croissier Batista

Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Director of Adolfo Domínguez, S.A., Testa Inmuebles en Renta, S.A., Eolia Renovables de Inversiones SCR, S.A., Grupo Copo de Inversiones, S.A. and Sole Director of Eurofocus Consultores, S.L.

Ángel Durández Adeva

Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Chairman of the Audit and Control Committee of Repsol, S.A.

Director of Mediaset España Comunicación, S.A., Quantica Producciones, S.L. and Ideas4all, S.L.; Member of the Advisory Board of FRIDE (Foundation for the international relations and the foreign development); Chairman of Arcadia Capital, S.L. and Información y Control de Publicaciones, S.A.; Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar

Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada), and of the Audit and Control Committee of Repsol, S.A.

Vice-Chairman of Banco Sabadell, S.A. and Calcinor, S.L., Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), S.A., Grupo Empresarial Ence, S.A. and Celistics, L.L.C.; Delegate of the Board of Telefónica in the Basque region; Member of the Advisory Board of Telefónica Europa; Member of Foundation Novia Salcedo, Foundation Altuna and Círculo de Empresarios Vascos.

Mario Fernández Pelaz

Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and member of the Nomination and Compensation Committee of Repsol, S.A.

Chairman of BBK (Bilbao Bizkaia Kutxa), Executive Chairman of Kutxabank, S.A. and Vice-Chairman of CECA (Confederación Española de Cajas de Ahorros).

María Isabel Gabarró Miquel

Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Nomination and Compensation Committee and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Registered on the Bar of Notaries of Barcelona; Member of the Sociedad Económica Barcelonesa de Amigos del País.

Jose Manuel Loureda Mantiñán

Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Director of Sacyr Vallehermoso, S.A. (as representative of Prilou, S.L.), Chairman of Valoriza Gestión, S.A.U. and Director of Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Somague S.G.P.S., S.A. and Hoteles Bisnet.

Juan María Nin Génova

Director, nominated for membership by Criteria CaixaBank (“la Caixa” Group) and member of the Nomination and Compensation Committee and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

President and CEO of “la Caixa”; Vice-Chairman of Foundation “la Caixa”, Vice-Chairman and CEO of CaixaBank, S.A. and Vice-Chairman of Criteria CaixaHolding, S.A.; Director of VidaCaixa Grupo, S.A., Gas Natural SDG, S.A., Banco BPI, S.A., Erste Group Bank, A.G. and Grupo Financiero Inbursa, S.A.B. de C.V.; Member of the Board of Directors of Deusto University and Deusto Business School; Member of Foundation ESADE Business School, Foundation US-Spain Council and Aspen Institute Spain Foundation.

PEMEX Internacional España, S.A.

Luis Felipe Luna Melo serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such capacity must appoint a natural person to represent it at the meetings of the Board of Directors.

Director, Member of the Delegate Committee (Comisión Delegada) and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Luis Felipe Luna Melo is a citizen of: Mexico.

Henri Philippe Reichstul

Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol, S.A.

Member of the Strategic Board of ABDIB, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Supervisory Board of Peugeot Citroen, S.A., Member of International Advisory Council of UTC, Member of the International Advisory Board of Group Credit Agricole, Member of the Board of Directors of Foster Wheeler and Gafisa, and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Henri Philippe Reichstul is a citizen of: Brazil

Luis Suárez de Lezo Mantilla

Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol, S.A.

Director of Gas Natural SDG, S.A. and Repsol-Gas Natural LNG, S.L., Vice-Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

Name and Business or Home Address	Position with Repsol, S.A. and Present Principal Occupation
Executive Officers (Who Are Not Directors)

Nemesio Fernández-Cuesta Luca de Tena	Executive Directors for Business Units

Miguel Martínez San Martín	Executive Director of Finance and Corporate Development (CFO)

Pedro Fernández Frial	Executive Director of Strategy and Control

Luis Cabra Dueñas	Executive Director Exploration & Production

Josu Jon Imaz San Miguel	Executive Director Industrial Area and New Energy

Cristina Sanz Mendiola	Executive Director People and Organization

Begoña Elices García	Executive Director Communication and Chairman’s Office